UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025 (Report No. 9)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Completion of Merger Transaction

On October 30, 2025 (the “Closing Date”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“NLS” or the “Company”), completed the previously announced transaction with Kadimastem Ltd., an Israeli company (“Kadimastem”), pursuant to the Agreement of Merger and Plan of Reorganization, dated as of November 4, 2024, and as amended from time to time (the “Merger Agreement”), by and among the Company, Kadimastem and NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company (the “Merger”).

In connection with the Merger, the Registrant effected a 1-for-10 reverse stock split of the Company’s common shares, preferred shares and preferred participation certificates (the “Reverse Share Split”). The transactions contemplated by the Merger Agreement (including the Merger and the Reverse Stock Split) were approved by the Company’s shareholders at the extraordinary general meeting of shareholders held on September 29, 2025.

As part of the closing of the Merger, holders of common shares, preferred shares, preferred certificates and warrants of NLS at the time of the Merger also received contingent value rights with respect to future net proceeds, if any, from the disposition of certain legacy assets of the Company (including Mazindol ER, but excluding the DOXA platform).

Further, in connection with the Merger, the Company changed its name to “NewcelX Ltd.” and the business conducted by the Company has been combined with that of Kadimastem, creating an integrated biopharmaceutical company focused on the development of cell-based and small-molecule therapies for neurodegenerative and metabolic diseases.

The foregoing description of the Merger and the Merger Agreement is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 5, 2025, and which is incorporated herein by reference.

Press Release

On October 30, 2025, the Company issued a press release titled: “NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce Completion of Merger” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce Completion of Merger”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 30, 2025	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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